UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 17, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 17, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD ADDED TO THE S&P/TSX GLOBAL GOLD INDEX AND THE S&P/TSX GLOBAL MINING INDEX

March 17, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that Standard and Poor's (S&P) has added Great Basin Gold to its S&P/TSX Global Gold Index as well as its S&P/TSX Global Mining Index, effective before market open on Monday, March 22, 2010.

"This is a very positive development for Great Basin Gold that complements our listing in the S&P/TSX Composite Index, and the S&P/TSX Small Cap Index," commented Ferdi Dippenaar, President and CEO. "Our inclusion is also testament to our Company's value and recognition of the significant progress and growth we have achieved thus far."

S&P/TSX Global Gold Index is designed to be a dynamic international benchmark, tracking the world's leading gold companies, and aims to offer investors broad exposure to the world's gold markets. Listed securities eligible for inclusion in the index must meet certain criteria including market capitalization and the liquidity of its stock relative to other stocks in the index. Great Basin Gold has met all of the criteria.

About the S&P/TSX Composite Index
Introduced in 1977, the S&P/TSX Composite is the headline index and the principal broad-market measure for Canadian Equity markets. It includes common stock and income trust units and serves as the benchmark for the majority of Canadian pension funds and mutual funds. With approximately 95% coverage of the Canadian equities market, it is the primary gauge for Canadian-based, Toronto Stock Exchange listed companies.

About the S&P/TSX Global Mining Index
The S&P/TSX Global Mining Index is a premier international benchmark tracking the world's leading mining companies. It aims to offer investors the full spectrum of exposure to the world's mining markets by providing an investable representative index of publicly-traded international mining companies.

About the S&P Small Cap Index
The S&P/TSX SmallCap index provides an investable index for the Canadian small cap market. It includes common stock and income trust units, and is calculated in real-time. The index is also the basis for the S&P/TSX Equity SmallCap index, which is calculated end-of-day and excludes income trusts. The S&P/TSX SmallCap index is calculated and managed by Standard & Poor's.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.